EXHIBIT 99.2

ECO TELECOM LIMITED

10/8 International Commercial Centre Casemates Square Gibraltar

IMPORTANT – TIME IS SHORT

Support VimpelCom’s Expansion into the Ukraine

Vote FOR Proposal #1 on Your WHITE PROXY Today!

August 5, 2005

Dear VimpelCom Shareholder:

I am writing to ask for your support at the Extraordinary General Meeting (“EGM”) of shareholders of VimpelCom, which is scheduled for August 15, 2005. At this meeting, shareholders are asked to vote on whether VimpelCom should expand into the Ukraine by acquiring Closed Joint Stock Company Ukrainian Radio Systems (“URS”).

On August 4, Institutional Shareholder Services (“ISS”), the leading proxy voting advisor to institutional shareholders, issued its Global Proxy Analysis Report of the deal; recommending that VimpelCom shareholders vote in favor of the acquisition of URS at the EGM. The report says:

“The Ukrainian telecommunications market is still under penetrated despite a fast-growing economy, which could result in a solid growth opportunity for VimpelCom in the coming years. Therefore, a vote in favor of this acquisition is recommended”

The report affirms the business case in favor of the transaction put forward by VimpelCom’s management and supported by Alfa Telecom. It concludes:

“When evaluating a proposed acquisition, ISS focuses on the impact on shareholder value in terms of finance and corporate governance. The main concern is to ensure that the transaction would have a positive impact on the shareholders’ revenue stream from their investment and that the effect on their voting rights would not be disproportionate to that benefit. ISS also examines whether the merger makes strategic sense for the company. In the case of this proposed acquisition, we consider these conditions to be met.”

Alfa Telecom supports VimpelCom’s management in their belief that the acquisition of URS will create value for all shareholders of VimpelCom and will define the future success of Vimpelcom. It will allow VimpelCom to compete effectively against other mobile phone operators that are, even now, working to develop their networks in Ukraine and take advantage of the potential for growth there.

VimpelCom’s board of directors has twice voted in favour of this deal by a simple majority, the latter by six votes to three, which means that all of the independent directors on the board supported the purchase. VimpelCom’s management have conducted full due diligence on the opportunity and believes it is a highly beneficial and strategically important move for VimpelCom.

An independent research report, produced by Brunswick UBS, contains an equity valuation of URS of $296 million (US), based on their assumptions for the market. Other independent investment banks have reached the same conclusion.

The Ukrainian telecoms market is one of the fastest growing in the world and be under no doubts, your vote at this EGM will decide the crucial question of whether VimpelCom expands into Ukraine by acquiring URS. If a simple majority of shareholders vote in favour of the deal then the General Director of VimpelCom is obliged, provided the sellers are willing, to close the acquisition at the price and outline terms approved by shareholders.

I urge to exercise your vote in favor of VimpelCom acquiring URS at VimpelCom’s EGM on August 15. At the EGM 50%+1 of all outstanding shares must be voted in favour of the acquisition otherwise it will not pass. Not voting will mean that your vote is lost and will count as a vote against the acquisition.

The final date for receipt of proxies is Noon, New York City time, on Thursday, August 11, 2005. Vote FOR on Proposal #1 on the enclosed WHITE proxy card.

If you have any questions, or need assistance voting your proxy, please contact:

17 State Street, 10th Floor

New York, NY 10004

(866) 357-4030 (Toll Free)

Banks and Brokerage Firms please call:

(212) 440-9800

Yours sincerely,

Alexey Reznikovich

Chief Executive Officer

Alfa Telecom Limited

This letter, which was sent to shareholders on August 5, 2005, contains forward-looking statements regarding future financial performance and results and other statements that are not historical facts. Words such as “anticipates,” “estimates,” “expects,” “projects,” “intends,” “plans,” “believes,” and words and terms of similar substance used in connection with any discussion of future operating or financial performance identify forward-looking statements. These forward-looking statements are based on management’s present expectations and beliefs about future events. As with any projection or forecast, they are inherently susceptible to uncertainty and changes in circumstances, and Eco Telecom is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements whether as a result of such changes, new information, subsequent events or otherwise.